SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

13010522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WhoTrades, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 7th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tosin Osunsanya (617) 970-1468
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- × Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Tosin Osunsanya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WhoTrades, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO BEFORE ME THIS
27th DAY OF Feb 2013
NOTARY PUBLIC

Signature

President/CEO

Title

MUKHATIYAR ANIL M
Notary Public, State of New York
NO: 01-MU4985497
Qualified In Queens County
Commission Expires, Aug. 19, 2013

Notary Public

This report ** contains (check all applicable boxes):

- × (a) Facing Page.
- × (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- × (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WhoTrades, Inc.
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	726,471
Property and equipment, at cost less accumulated depreciation and amortization of $150,621		842,006
Due from affiliate		107,457
Prepaid expenses and other assets		154,003
Total assets	$	1,829,937
Liabilities and stockholder's equity		
Liabilities		
Accrued expenses and other liabilities	$	1,228
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		210,040
Paid-in capital		3,220,000
Retained deficit		(1,601,331)
Total stockholder's equity		1,828,709
Total liabilities and stockholder's equity	$	1,829,937

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

WhoTrades, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company previously operated under the name A.H. Haynes & Co., Inc. ("AHH") until November 24, 2010 (the "Sale Date").

On the Sale Date, the sole stockholder of AHH (the "Seller") sold all of her shares in the Company to FH Global, Inc., which became the parent of the Company.

In October 2012, the Company executed a "fully disclosed" clearing agreement with another broker/dealer, Vision Financial Markets, LLC ("Vision"), whereby the Company will operate as an introducing broker under the clearance agreement with Vision (clearing broker), which assumes and maintains the accounts of the Company's customers. The Company did not transact any business on behalf of customers during 2012.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2012, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to examination by federal, state and local taxing authorities for years prior to December 31, 2009.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

3. Related Party

The Company shares office space and IT infrastructure with WhoTrades FX, LLC ("FX") another company under common ownership. The Company and FX have agreed to equally share certain operating expenses. Amounts due from FX at December 31, 2012, equal $107,457 and are considered due on demand and non-interest bearing.

4. Property and Equipment

Property and equipment consist of the following at December 31, 2012:

Computer hardware and related equipment	$ 527,033
Furniture and fixtures	66,389
Other property	399,205
	992,627
Less: accumulated depreciation and amortization	(150,621)
	$ 842,006

5. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and (liabilities) are presented below:

	December 31, 2012
Net operating loss carry-forward	$ 930,000
Depreciation expense	(289,000)
Valuation allowance	(641,000)
	$ -

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the limited level of historical taxable income under the current corporate structure, and projections for future taxable income over the periods in which the deferred tax assets are deductible, management cannot predict when the Company will realize the benefits of the net operating carryforwards and accordingly has applied a valuation allowance of $641,000 against its deferred tax asset. The valuation allowance increased from $214,000 in 2011 to $641,000 during 2012. At December 31, 2012, the Company's net operating loss carryforwards for federal and state and local tax purposes were approximately $2,156,000 and $1,556,000, respectively, which are available to offset future federal and state and local taxable income, if any, which will expire through the year ended December 31, 2032.

6. Commitments

Effective January 1, 2012, the Company, together with FX, agreed to lease and share new office premises. The Company and FX are jointly and severally obligated under a non-cancellable operating lease for this office space. This new lease will expire on November 30, 2015.

Future minimum annual rental payments under the new lease are as follows:

Year ending December 31,	
2013	$ 202,476
2014	202,476
2015	185,603
	$ 590,555

In 2012, the Company adopted a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers all employees who have attained the age of 21 and provides for participants to defer salary amounts up to statutory limits. The company is

allowed to make discretionary matching contributions based on the salary deferrals contributed by each participant.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of either $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2012, the Company had net capital, as defined, of $714,272 which exceeded the required minimum net capital of $100,000 by $614,272. Aggregate indebtedness at December 31, 2012, was $1,228. The ratio of aggregate indebtedness to net capital was 0.002 to 1.

8. Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash on deposit at its bank. Balances at its bank are generally insured by the Federal Deposit Insurance Corporation up to $250,000.

9. Subsequent Events

The Company has evaluated subsequent events through February 26, 2013, the date the financial statements were available for issuance.

****

The Company's Statement of Financial Condition as of December 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Board of Directors
WhoTrades, Inc.

We have audited the accompanying statement of financial condition of WhoTrades, Inc. (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United State of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of WhoTrades, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 26, 2013
New York, NY

WhoTrades, Inc.
17 State Street, 7th Floor
New York, NY 10004

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

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